Exhibit 99.64

GRANDE WEST TO PRESENT AT THE SNN NETWORK CANADA EVENT JANUARY 7, 2021

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) – December 29, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, is pleased to announce that William Trainer, President and CEO of Grande West, will be hosting the presentation and answering questions from investors at the SNN Network Canada Virtual Event on January 7, 2021.

To access the live presentation, please use the following information:

SNN Network Canada Virtual Event 2021

Date: Thursday, January 7, 2020

Time: 12:30 PM Eastern Time / 9:30 AM Pacific Time

Webcast: https://www.webcaster4.com/Webcast/Page/2059/39340

If you would like to book 1on1 investor meetings with Grande West and to watch the presentation, please make sure you are registered for the virtual event here: https://canada.snn.network/signup.

1on1 meetings will be scheduled and conducted via private, secure video conference through the conference event platform.

The SNN Network Canada Virtual Event website is available here: https://canada.snn.network/

If you can’t make the live presentation, all company presentations “webcasts” will be available directly on the conference event platform on this link under the tab “Agenda”: https://canada.snn.network/agenda

About SNN.Network

SNN.Network is your multimedia financial news platform for discovery, transparency and due diligence. This is your one-stop hub to find new investment ideas, check in on watchlist, gather the most up-to-date information on the Small-, Micro-, Nano-Cap market with the goal to help you towards achieving your wealth generation goals. Follow the companies YOU want to know more about; read and watch content from YOUR favorite finance and investing influencers; create YOUR own watchlist and screen for ideas YOU’RE interested in; find out about investor conferences YOU want to attend - all here on SNN.Network.

If you would like to attend the SNN Network Virtual Investor Conference, please register here: https://conference.snn.network/signup

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi purpose transit vehicles for public and commercial enterprises. Grande West utilizes world-class manufacturing partners to produce the Purpose-Built Vicinity™ medium and heavy-duty buses available in electric, CNG, gas and clean diesel drive systems. The Vicinity Lightning™ EV with an electric propulsion drive system is available for 2021 deliveries.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and with a strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

www.grandewest.com

www.vicinitybus.com

For investor relations, please contact:

Paradox Public Relations Inc.

Karl Mansour

Managing Director

Ph: (514) 341-0408 or 1-866-460-0408

IR@grandewest.com

Company contact:

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

2